Exhibit 99.1

Clearmind Announces Positive Safety Findings for CMND 100, Demonstrating Consistent Tolerability Throughout Full Dose Escalation in Part A of its FDA-Regulated Clinical Trial

Vancouver, Canada, July 30, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), a clinical-stage biotechnology company pioneering nonhallucinogenic neuroplastogenderived treatments for Alcohol Use Disorder (AUD), addictions, and weight management, today announced positive safety results from Part A of its ongoing FDA-regulated Phase I/II clinical trial evaluating CMND-100, the Company’s proprietary MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD).

Clearmind reported that all 24 participants enrolled across four ascending-dose cohorts successfully completed treatment as planned per-protocol, reinforcing the strength of its proprietary drug candidate, CMND-100. The study achieved its primary endpoint of safety and tolerability. CMND-100 demonstrated a consistent safety profile throughout the dose-escalation phase, including at the highest dose evaluated in the fourth cohort. No serious adverse events were observed, and overall tolerability remained strong and consistent with earlier cohorts, further supporting the compound’s continued clinical advancement.

Clearmind noted that Part A of the study employed a sequential single-ascending- dose of approximately 20 mg, 40 mg, 80 mg, and 160 mg of CMND-100 in healthy volunteers (six participants per cohort). Successfully advancing through all planned dose levels while maintaining a favorable safety profile marks a meaningful milestone for a non-hallucinogenic neuroplastogen-derived therapeutic. Unlike classical psychedelic approaches, which often encounter practical and regulatory limitations due to perceptual effects; CMND-100’s  safety and tolerability findings, including at the highest dose tested, - support its continued development as a potentially accessible treatment option. These results further support the program’s differentiated clinical profile and reduce key early-stage development risks as the asset progresses toward subsequent phases.

“These results further strengthen the safety foundation we have established for CMND-100,” said Adi Zuloff-Shani, PhD, CEO of Clearmind Medicine. “Successfully completing the full dose-escalation sequence in Part A with a consistently favorable safety and tolerability profile—including at the highest dose level-represent a significant milestone for the program. The data reinforce our confidence as we advance CMND-100 and evaluate the next stages of development for patients with Alcohol Use Disorder.”

The multicenter trial is being conducted under FDA oversight at leading sites in the United States and Israel, including Yale School of Medicine, Johns Hopkins University School of Medicine, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center. The Company is completing its assessment of the full Part A dataset and, assuming continued favorable findings, intends to progress to the subsequent stages of the clinical program including dosing AUD patients.

About CMND-100 and Neuroplastogen Approach

CMND-100 is Clearmind’s proprietary oral formulation of MEAI (5-methoxy-2-aminoindane). The Company is developing it as a non-hallucinogenic neuroplastogen-derived candidate intended to promote adaptive neuroplasticity while avoiding the perceptual effects associated with classical psychedelics. This profile aims to support scalable treatment models that do not require intensive clinical supervision or prolonged monitored sessions.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the continued clinical development of CMND-100, the potential benefits and characteristics of CMND-100, its plans to advance the clinical program and initiate dosing in patients with Alcohol Use Disorder, and expectations regarding future clinical findings and development activities. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.